Exhibit 99.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED.

AGREEMENT – AMENDMENT OF INVOICE PURCHASE AGREEMENT

Agreement number: 326

PURCHASER	Norra Finans Sverige AB, Box 124, 953 23 Haparanda	Org. nr. 559020-8509
CUSTOMER/ SELLER	Einride AB (publ), Stadsgården 6 11645 Stockholm	Org. nr. 559074-8926
AGREEMENT	PURCHASE OF INVOICE RECEIVABLES (WITHOUT RECOURSE) AND INVOICE SERVICES
AMENDMENT

Limit: Current limit SEK 550,000,000. New limit SEK 650,000,000.

Subsidiaries: The following subsidiary is added to the agreement on corresponding terms: Einride Logistics Inc. (USA), reg. no. EIN: 99-3326638.

OTHER TERMS	The Agreement otherwise applies on unchanged terms.
SIGNATURE

I/we confirm that I/we have read this amendment agreement and accept these changes as binding on me/us in all respects.

I/we represent that the representatives of the customer and the purchaser have the right and authority to bind the customer to the obligations under this agreement, and that all corporate resolutions and other actions needed for the agreement to be valid have been adopted and taken.

	CUSTOMER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Einride ab /s/ Roozbeh Charli /s/ Anubhav Verma Printed name of authorized signatory Roozbeh Charli Anubhav Verma	PURCHASER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Norra Finans Sverige AB /s/ Magnus Lehto /s/ Peter Stock Printed name Magnus Lehto Peter Stock
	CUSTOMER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Einride Sweden AB /s/ Roozbeh Charli /s/ Anubhav Verma Printed name of authorized signatory Roozbeh Charli Anubhav Verma	CUSTOMER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Einride Inc. /s/ Roozbeh Charli /s/ Anubhav Verma Printed name of authorized signatory Roozbeh Charli Anubhav Verma
	CUSTOMER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Einride Germany GmbH /s/ Roozbeh Charli /s/ Anubhav Verma Printed name of authorized signatory Roozbeh Charli Anubhav Verma	CUSTOMER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Einride Benelux B.V. /s/ Roozbeh Charli /s/ Anubhav Verma Printed name of authorized signatory Roozbeh Charli Anubhav Verma
	CUSTOMER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Einride Austria GmbH /s/ Roozbeh Charli /s/ Anubhav Verma Printed name of authorized signatory Roozbeh Charli Anubhav Verma	CUSTOMER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Einride Norway AS /s/ Roozbeh Charli /s/ Anubhav Verma Printed name of authorized signatory Roozbeh Charli Anubhav Verma
	CUSTOMER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Einride UK Ltd /s/ Roozbeh Charli /s/ Anubhav Verma Printed name of authorized signatory Roozbeh Charli Anubhav Verma	CUSTOMER’S SIGNATURE Place and date 2026-09-30 2026-09-30 Einride Logistics Inc. /s/ Roozbeh Charli /s/ Anubhav Verma Printed name of authorized signatory Roozbeh Charli Anubhav Verma

Document-ID 09222115557590799563                   Signed ML, PS, RC, AV

Norra Finans Sverige AB | PHONE: +46 8 5544 9000 | REG NO: 559020-8509 |

Visiting address: Strandgatan 15, 953 32 Haparanda

Postaddress: Box 124, 953 23 Haparanda

GUARANTEE: YES

As security for the obligations of all other group companies (Einride AB, 559074-8926. Einride Sweden AB, 559397-1814. Einride Inc, EIN: 37-2067272. Einride Germany GmbH, HRB 242492 B. Einride Benelux B.V., 88101940. Einride Austria GmbH, FN 590634 f. Einride Norway AS, 929 339 495. Einride UK Ltd, 14492560. Einride Logistics Inc., EIN: 99-3326638) Einride AB has, under the invoice purchase agreement with agreement number 326 signed by Einride on 2024-12-09, issued a guarantee undertaking. In connection with the limit increase in this supplemental agreement, Einride AB instead issues a guarantee undertaking limited to SEK 650,000,000. The general terms and conditions under the invoice purchase agreement (including information about the guarantee) continue to apply unchanged.
Organization number 559074-8926
Maximum amount (SEK) 650,000,000
Place and date 2026-09-30 2026-09-30
Signature EINRIDE AB /s/ Roozbeh Charli /s/ Anubhav Verma
Printed name Roozbeh Charli Anubhav Verma

Document-ID 09222115557590799563                         Signed ML, PS, RC, AV

Norra Finans Sverige AB | PHONE: +46 8 5544 9000 | REG NO: 559020-8509 |

Visiting address: Strandgatan 15, 953 32 Haparanda

Postaddress: Box 124, 953 23 Haparanda

Verification Certificate

Document-ID 09222115557590799563

Document

260929 Limithöjning 650MSEK Main document 2 pages Started 2026-09-30 12:35:28 CEST (+0200) by Dan Karlsson (DK) Completed 2026-09-30 14:01:08 CEST (+0200)

Initiator

Dan Karlsson (DK) Norra Finans [***] [***]

Signatories

Magnus Lehto (ML) Norra Finans Sverige AB Personal ID number [***] [***] /s/ Magnus Lehto The name returned from Swedish BankID was “MAGNUS LEHTO” Signed 2026-09-30 13:02:22 CEST (+0200)	Peter Stock (PS) Norra Finans Sverige AB Personal ID number [***] [***] /s/ Peter Stock The name returned from Swedish BankID was “PETER STOCK” Signed 2026-09-30 12:37:50 CEST (+0200)

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Norra Finans Sverige AB | PHONE: +46 8 5544 9000 | REG NO: 559020-8509 |

Visiting address: Strandgatan 15, 953 32 Haparanda

Postaddress: Box 124, 953 23 Haparanda

Verification Certificate

Document-ID 09222115557590799563

Roozbeh Charli (RC) Einride AB Personal ID number [***] [***] /s/ Roozbeh Charli The name returned from Swedish BankID was “ROOZBEH CHARLI” Signed 2026-09-30 13:52:36 CEST (+0200)	Anubhav Verma (AV) Einride Logistics Inc. [***] /s/ Anubhav Verma The name returned from Onfido was “ANUBHAV VERMA” Signed 2026-09-30 14:01:08 CEST (+0200)

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Norra Finans Sverige AB | PHONE: +46 8 5544 9000 | REG NO: 559020-8509 |

Visiting address: Strandgatan 15, 953 32 Haparanda

Postaddress: Box 124, 953 23 Haparanda